[redacted] NO ACT

DC
PE
8-5-09

09012304

August 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC
AUG 0 6 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 12h-3(c)
Public
Availability: 8/6/2009

Re: SumTotal Systems, Inc.
Incoming letter dated August 5, 2009

Based on the facts presented, the Division will not object if SumTotal Systems stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2009. In reaching this position, we note that SumTotal Systems has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, SumTotal Systems will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2009

Mail Stop 4546

Bradley L. Finkelstein
Wilson, Sonsini, Goodrich, & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050

Re: SumTotal Systems, Inc.

Dear Mr. Finkelstein:

In regard to your letter of August 5, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

August 5, 2009

Securities Exchange Act of 1934, Section 15(d); Rule 12h-3(c)

Via email: cfletters@sec.gov
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: SumTotal Systems, Inc. (Commission File No. 000-50640)

Ladies and Gentlemen:

We are writing on behalf of SumTotal Systems, Inc., a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the Staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's common stock, par value $0.001 per share ("Common Stock"), preferred stock, warrants to purchase Common Stock, and debt securities, in the fiscal year in which the Company's registration statements on Forms S-3 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e., the fiscal year ending December 31, 2009). Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively. This letter replaces in its entirety our earlier letter to the Staff, dated August 3, 2009.

1. Background

The Company is the successor issuer under Section 12g-3(c) to Click2learn, Inc. ("Click2learn") and Docent, Inc. ("Docent"). Click2learn (formerly Asymetrix Learning

Systems, Inc.) filed a Form 8-A to register its common stock under Section 12(g) on May 19, 1998, and became subject to the reporting obligations of the Exchange Act when the Form 8-A became effective in connection with its initial public offering on June 12, 1998. Docent filed a Form 8-A to register its common stock under Section 12(g) on September 14, 2000, and became subject to the reporting obligations of the Exchange Act when the Form 8-A became effective in connection with its initial public offering on September 29, 2000. On March 18, 2004, each of Click2learn and Docent was merged with a distinct newly formed acquisition subsidiary of the Company (formerly known as Hockey Merger Corp.), which at the time was a newly-formed holding company. As a result of the mergers, each of Click2learn and Docent became a wholly-owned subsidiary of the Company, each outstanding share of Click2learn common stock was converted into 0.3188 shares of Common Stock and each outstanding share of Docent common stock was converted into 0.7327 shares of Common Stock. The shares of the Company Common Stock issued in the mergers were registered on Form S-4. Also as a result of the mergers, all options and warrants (all of which warrants were unregistered) to purchase shares of Click2learn or Docent common stock became options or warrants to purchase Common Stock of the Company, and the Company assumed all such options and warrants, as well as the Click2learn employee stock purchase plan. The options and employee stock purchase plan shares were registered by the Company on Form S-8, as described below. There were no additional debt or equity securities outstanding at the time of the mergers. Accordingly, as a result of, and immediately following the mergers, the Company became the sole holder of all outstanding securities of each of Click2learn and Docent. Subsequent to the mergers, all outstanding warrants to purchase Common Stock were either exercised or expired.

On May 26, 2009, the Company, Amber Holding Inc. ("Newco"), a Delaware corporation and a wholly-owned subsidiary of Vista Equity Partners Fund III, L.P. and Amber Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Newco ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Prior to the signing of the Merger Agreement, Vista Equity Partners Fund III, L.P. and certain of its affiliates (collectively, "Vista") held, in the aggregate, 4,016,754 shares of Common Stock, as reported on Amendment No. 7 to Schedule 13D filed by Vista with the SEC on May 20, 2009.

At a special meeting of the Company's stockholders held on July 21, 2009, the Company's stockholders adopted the Merger Agreement. Also on July 21, 2009, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State by which Merger Sub merged with and into the Company, and Merger Sub ceased to exist (the "Merger"). The Company was the surviving corporation in the Merger (the "Surviving Corporation"), and continues to do business as "SumTotal Systems, Inc." As a result of the Merger, each then outstanding share of Common Stock (including shares held by the Company,

Newco, Merger Sub and Vista) was cancelled, and each then outstanding share of Common Stock (other than shares owned by the Company, Newco, Merger Sub and Vista) was automatically converted into the right to receive $4.85 in cash. Upon consummation of the Merger, Newco became the sole stockholder of the Company. No Company stockholders exercised appraisal rights available in connection with the Merger under Section 262 of the Delaware General Corporation Law.

Each option to purchase Common Stock ("Option") that was outstanding and unexercised immediately prior to the Merger was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of (A) $4.85 less (B) the exercise price per share attributable to such Option, multiplied by (y) the total number of shares issuable upon exercise of such Option. As required under the Merger Agreement, the Company paid holders of eligible Options the Option consideration described above, without interest thereon, less applicable taxes required to be withheld with respect to these payments. Although no consideration was received in respect of Options with an exercise price greater than or equal to $4.85 per share, all such Options were cancelled.

Upon the consummation of the Merger, rights to receive shares of Common Stock granted under the Company's stock plans or other company employee benefit plans (the "Company Stock-Based Awards"), whether or not then vested, became fully vested and were automatically converted into the right to receive an amount in cash equal to the product of (x) the total number of shares of Common Stock subject to such Company Stock-Based Award and (y) $4.85 (reduced, if applicable, by any exercise or base price applicable to such Company Stock-Based Award), and each Company Stock-Based Award was cancelled and the holder thereof received the payment described above.

As of June 22, 2009, the Company had outstanding (i) 31,513,263 shares of Common Stock; (ii) Options to purchase 2,894,859 shares of Common Stock with an exercise price per share less than $4.85; and (iii) Company Stock-Based Awards representing the right to receive 880,341 shares of Common Stock. At the time of the Merger, the Company had no outstanding equity or debt securities other than the Common Stock, the Options, and the Company Stock-Based Awards.

The Common Stock is registered under Sections 12(b) and 12(g) and, prior to the Merger, was traded on the NASDAQ Global Market ("NASDAQ"). The Company has no other classes of equity or debt securities that are, or are required to be, registered under Section 12.

As a result of the Registration Statements (as defined below) being automatically updated pursuant to Section 10(a)(3) of the Securities Act, the Company has reporting obligations pursuant to Section 15(d) with respect to the Common Stock, preferred stock, warrants to purchase Common Stock and debt securities of the Company. The Company has no reporting obligations under Section 15(d) for any securities other than the Common Stock, preferred stock, warrants to purchase Common Stock and debt securities of the Company.

At the completion of the Merger, each outstanding share of Merger Sub common stock was converted into a share of common stock of the Surviving Corporation, and Newco became the sole stockholder of the Company. From and after the effective time of the Merger, Newco owned 1,000 shares of Common Stock and no other securities of the Company are outstanding.

On April 28, 2009, a purported class action lawsuit was filed on behalf of the Company's stockholders entitled *Irgens v. SumTotal Systems, Inc., et al.*, as described in the Company's Proxy Statement on Schedule 14A, filed with the SEC on June 23, 2009. On July 15, 2009, as reported in the Company's Form 8-K, filed with the SEC on July 16, 2009, the parties to the litigation have entered into a binding memorandum of understanding regarding a complete settlement of the litigation. The settlement terms, which require court approval, provide that the litigation will be dismissed with prejudice against all defendants. Pursuant to the memorandum, the parties will execute a stipulation of settlement, which will be subject to court approval following notice to the Company's stockholders. The settlement does not affect the amount of merger consideration paid or payable to the Company's stockholders. In the event that the settlement is not approved, the parties will revert to their litigation status prior to the memorandum, and the Company therefore reserves the right to contest the merits of the litigation and the certification of the class action.

2. Effective Registration Statements

At the effective time of the Merger, the Company had on file with the SEC the following registration statements under which securities remained available for issuance (collectively, the "Registration Statements"):

- A Form S-8 (No. 333-113833), filed on March 23, 2004 and immediately effective upon filing, registering the issuance of shares of the Company's Common Stock pursuant to the following plans: the SumTotal Systems, Inc. 2004 Equity Incentive Plan; the Docent 1997 Stock Option Plan; the Docent 2000 Omnibus Equity Incentive Plan; the Click2learn 1995 Combined Incentive and Nonqualified Stock Option Plan; the Click2learn 1998 Equity Incentive Plan; the Click2learn 1998 Directors' Stock Option Plan; the Intelliprep Technologies, Inc.

2000 Equity Incentive Plan; and the SumTotal Systems, f/k/a Click2learn, 1999 Employee Stock Purchase Plan.

- A Form S-8 (No. 333-133046), filed on April 6, 2006 and immediately effective upon filing, registering the issuance of shares of the Company's Common Stock pursuant to the SumTotal Systems, Inc. 2004 Equity Incentive Plan and the SumTotal Systems, Inc. 1999 Employee Stock Purchase Plan, as amended.

- A Form S-3 (No. 333-134645), filed on June 1, 2006 and effective October 2, 2006, registering shares of the Company's Common Stock, preferred stock, warrants to purchase Common Stock, and debt securities.

- A Form S-8 (No. 333-138018), filed on October 16, 2006 and immediately effective upon filing, registering the issuance of shares of the Company's Common Stock pursuant to the SumTotal Systems, Inc. 2004 Equity Incentive Plan.

- A Form S-8 (No. 333-152687), filed on July 31, 2008 and immediately effective upon filing, registering the issuance of shares of the Company's Common Stock pursuant to the Amended and Restated SumTotal Systems, Inc. 2004 Equity Incentive Plan and the Amended and Restated SumTotal Systems, Inc. Employee Stock Purchase Plan.

Each of the Registration Statements was declared or became effective prior to January 1, 2009, but were automatically updated during 2009 as provided by Section 10(a)(3) of the Securities Act. On July 22, 2009, the Company filed post-effective amendments to remove from registration any unsold Common Stock available for issuance under the Registration Statements. In addition, on July 24, 2009, the Company filed a post-effective amendment No. 2 to the Form S-3 (No. 333-134645) to deregister all remaining Common Stock, preferred stock, warrants to purchase Common Stock, and debt securities available for issuance thereunder. Each post-effective amendment on Form S-8 was effective automatically upon filing. Post-effective amendments No. 1 and No. 2 to the Form S-3 were declared effective on July 27, 2009.

3. Exchange Act Reporting Obligations

Upon consummation of the Docent – Click2learn combination in 2004, the Company was deemed registered under Section 12(g) pursuant to Rule 12g-3(c) as the successor to Docent and Click2Learn. In 2006, when the NASDAQ Stock Market became a national securities exchange, the Common Stock was automatically registered under Section 12(b). The Company also has reporting obligations under Section 15(d) due to the filing and automatic updating of the Registration Statements. On July 21, 2009, upon consummation of the Merger, NASDAQ filed a Form 25 on the Company's behalf to deregister and delist the Common Stock registered under Section 12(b) of the Exchange Act. After the close of market on July 22, 2009, NASDAQ suspended the listing of the Common Stock on NASDAQ. The delisting became effective on July 31, 2009, and at such time, the Company's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). Upon such suspension of the Common Stock under Section 12(b), the Company's reporting obligations under Section 12(g) of the Exchange Act were revived. However, since the Company has only one stockholder following the Merger, the Company intends to promptly file a Form 15 to suspend its reporting obligations under Section 12(g) pursuant to Rule 12g-4(a)(1). Absent the relief sought in this letter, the Company's reporting obligations under Section 15(d) of the Exchange Act would continue after the termination of the 12(b) registration pursuant to Rule 12d2-2(d)(7).

Subject to obtaining the relief sought by this letter, when the Company files the Form 15 with the SEC to deregister the Common Stock under Section 12(g), it will also suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3(b)(1)(i). The Company requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c). Under Rule 12h-3, an issuer can suspend its reporting obligations under Section 15(d) by filing a Form 15. However, Rule 12h-3(c) disallows the suspension for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. The Registration Statements were automatically updated in this fiscal year for the purposes of Section 10(a)(3) of the Securities Act as a result of the Company's Exchange Act filings. As a result, Rule 12h-3(c) prevents the suspension of the Company's duty to report under Section 15(d) and the Company will be obligated to file periodic reports under Section 15(d) for the remainder of the 2009 fiscal year with respect to the Common Stock, preferred stock, warrants to purchase Common Stock and debt securities of the Company, unless the relief sought by this letter is granted. After receiving the relief sought in this letter, the Company will promptly file a Form 15, designating Rules 12h-3(b)(1)(i) and 12g-4(a)(1) as the appropriate rule provisions relied upon to suspend its reporting obligations under Sections 15(d) and 12(g), respectively. In the event that the now-completed Merger is unwound as a result of the litigation discussed above, the Company undertakes to file all current and periodic reports which it would have been required to file since the date of the suspension of the Company's Section 15(d) reporting obligations.

4. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), the Company should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

a. The Company Meets the Requirements of Rule 12h-3(a) and (b)

The Company has filed all reports required by Section 13(a) and Section 15(d) under the Exchange Act for fiscal years 2006, 2007, 2008 and the current year to date, including a Quarterly Report on Form 10-Q filed on May 5, 2009, a Current Report on Form 8-K reporting, among other things, the Merger Agreement filed on May 27, 2009, and a Current Report on Form 8-K reporting, among other things, the consummation of the Merger filed on July 23, 2009, and the Company will continue to file all required reports (periodic and current) prior to the filing of the Form 15. In addition, from and after the effective date of the Merger, all of the Company's outstanding Common Stock was held by a single holder, Newco, and no other securities were outstanding. As such, except for the application of Rule 12h-3(c), the Company satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

b. Granting the Company Relief Will Not Undermine the Purpose of Section 15(d)

The Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified in the interest of public policy. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release").

The policy concerns articulated in the Proposing Release are not at issue in this situation. Upon consummation of the Merger, all shares of Common Stock, Options and Company Stock-Based Awards were cancelled (including shares held by the Company, Newco, Merger Sub and Vista), and all shares of Common Stock, Options and Company Stock-Based Awards (other than shares owned by the Company, Newco, Merger Sub and Vista) were automatically converted into a right to receive cash. From and after the effective date of the Merger, all of the Company's outstanding Common Stock was held by a single holder, Newco, and no other securities were outstanding. When, as will occur here, pursuant to a merger transaction, the issuer becomes a wholly-owned subsidiary of another company, the concern about providing ongoing current information to the public expressed in the Proposing Release is not applicable. Further, as noted above, the Company has filed post-effective amendments, all of which have become effective, to deregister all Common Stock, preferred stock, warrants to purchase Common Stock and debt securities of the Company under the Registration Statements. Accordingly, no investor is able to purchase securities of the Company pursuant to the Registration Statements and thus the protection of Section 15(d) is no longer necessary for potential purchasers or the investing public.

c. The Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens

In addition, relief should be granted to the Company because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 holders of each class). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." Since the effective time of the Merger, all securities of the Company are held solely by Newco. Should relief not be granted to the Company to suspend its reporting obligation under Section 15(d), the Company will be required to file periodic reports for the remainder of fiscal year 2009, which would include a Form 10-Q for fiscal quarters ending June 30, 2009 and September 30, 2009 and a Form 10-K for fiscal year ending December 31, 2009. The preparation required for such filings would place a heavy burden on the Company due to the expense and dedication of management time which is required for the filings which would be for the sole benefit of Newco who will already have access to the information contained in the filings as sole stockholder of the Company.

d. Prior No-Action Relief Granted With Respect to Rule 12h-3(c)

In several analogous situations, the Staff has recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and accordingly has taken a no-action position similar to that requested herein.[1] In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company. Therefore, we believe, based on the foregoing arguments, that it is contrary to the underlying policy of Rule 12h-3(c) to deny the Company suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic updating of the Company's Forms S-8 and S-3 pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

5. Conclusion

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending December 31, 2009 pursuant to Section 10(a)(3) of the Securities Act would not preclude the Company from utilizing Rule 12h-3 during such fiscal year to suspend the Company's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's Common Stock, preferred stock, warrants to purchase Common Stock and debt securities. If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15, designating Rule 12h-3(b)(1)(i) and 12g-4(a)(1) as the appropriate rule provisions relied upon to suspend the duty to file reports under Sections 15(d) and 12(g), respectively, on or before the date on which the Company's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act,

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[1] See, e.g., Westaff, Inc. (available May 19, 2009); PharmaNet Development Group (available May 8, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Companies, Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); and ACE*COMM Corporation (available September 26, 2008).

from any obligation of the Company to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments you may have concerning this request to Katharine A. Martin or me at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Bradley L. Finkelstein

cc: Barbara Stinnett, SumTotal Systems, Inc.